UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of November 2024

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐  No ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: November 27, 2024

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com
CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS EK Global Investor Relations Ehud Helft Tel: (US) 1 212 378 8040 camtek@ekgir.com

FOR IMMEDIATE RELEASE

Camtek Receives Orders for Over $50 Million for its New Product Line: Hawk

The Hawk will be officially launched at Semicon Korea in February 2025

MIGDAL HAEMEK, Israel – November 27, 2024 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), today announced that it has received over $50 million in initial orders from several customers for its new Hawk product, with additional orders in the pipeline. These orders will be delivered throughout 2025.

The Hawk, based on a groundbreaking new platform, addresses high-end Advanced Packaging technologies including capabilities for inspection and 3D measurements of wafers with 500 million micro bumps and Hybrid Bonding technology. Offering significantly enhanced capabilities beyond the Eagle product line, the Hawk expands Camtek’s total addressable market (TAM).
The Hawk product line addresses the industry’s most demanding applications, including High Bandwidth Memory (HBM), Chiplet and Hybrid Bonding as well as use-cases previously unserved by Camtek.  With unmatched throughput and precision, the Hawk platform is engineered to meet current and future industry roadmaps, setting a new benchmark for inspection and metrology.
The Hawk will be officially launched in February 2025 at Semicon Korea.

Rafi Amit, Camtek’s CEO commented, “Our new Hawk product line is an important addition to Camtek’s portfolio and we are very pleased with the strong initial customer reception, as reflected by the over $50 million in orders received even before the official launch. These orders for the Hawk highlight the strong demand in the market for these solutions and reflect our customer’s confidence in Camtek’s products.”

Continued Mr. Amit: “Together with the new, recently unveiled, Eagle G5 model, and the thousands of Eagle systems already installed at customer sites, we continue to address the variety of applications of our customers around the world. We remain committed to supporting our customers as we continue to deliver cutting-edge solutions.”

For more information about Camtek Ltd. and its advanced inspection and metrology solutions, please visit www.camtek.com.

ABOUT CAMTEK LTD.

Camtek is a developer and manufacturer of high-end inspection and metrology equipment for the semiconductor industry. Camtek’s systems inspect IC and measure IC features on wafers throughout the production process of semiconductor devices, covering the front and mid-end and up to the beginning of assembly (Post Dicing). Camtek’s systems inspect wafers for the most demanding semiconductor market segments, including Advanced Interconnect Packaging, Heterogenous Integration, Memory and HBM, CMOS Image Sensors, Compound Semiconductors, MEMS, and RF, serving numerous industry’s leading global IDMs, OSATs, and foundries.

With manufacturing facilities in Israel and Germany, and eight offices around the world, Camtek provides state of the art solutions in line with customers’ requirements.

This press release is available at www.camtek.com
This press release contains statements that may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on Camtek’s current beliefs, expectations and assumptions about its business and industry, all of which may change.  Forward-looking statements can be identified by the use of words including “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “may,” “expect,” “estimate,” “project,” “positioned,” “strategy,” and similar expressions that are intended to identify forward-looking statements, including our expectations and statements relating to the compound semiconductors market and our position in this market and the anticipated timing of delivery of the systems. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Camtek to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that may cause our actual results to differ materially from those contained in the forward-looking statements include, but are not limited to, the effects of the evolving nature of the war situation in Israel, and the related evolving regional conflicts; the continued demand  and future contribution of HBM and Chiplet applications and devices to the Company business resulting from, among other things, the field of AI surging worldwide across companies, industries and nations; formal or informal imposition by countries of new or revised export and/or import and doing-business regulations or sanctions, including but not limited to changes in U.S. trade policies, changes or uncertainty related to the U.S. government entity list and changes in the ability to sell products incorporating U.S originated technology, which can be made without prior notice, and our ability to effectively address such global trade issues and changes; ; and those other factors discussed in our Annual Report on Form 20-F as published on March 21, 2024 as well as other documents filed by the Company with the SEC as well as other documents that may be subsequently filed by Camtek from time to time with the Securities and Exchange Commission. We caution you not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Camtek does not assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release unless required by law.

While we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. In addition, any forward-looking statements represent Camtek’s views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. Camtek does not assume any obligation to update any forward-looking statements unless required by law.